EXHIBIT 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

(Unaudited)

	Nine Months Ended September 30,
Millions of Dollars, Except Ratios	2004	2003
Earnings:
Income before cumulative effect of accounting change	$536	$779
Equity earnings net of distributions	(47)	24

Total earnings	489	803

Income taxes	238	455

Fixed charges:
Interest expense including amortization of debt discount	374	374
Portion of rentals representing an interest factor	144	117

Total fixed charges	518	491

Earnings available for fixed charges	$1,245	$1,749

Ratio of earnings to fixed charges	2.4	3.6